                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006
                        -------------------------------

                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
                       ----------------------------------
                (Translation of registrant's name into English)

                  30 Finsbury Square, London EC2A 1AG, ENGLAND
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F__X__ Form 40-F____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No__X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                    -------

Description of document filed:  Notice of AGM 2003
                                ------------------
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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

The value of shares and the income from them can fall as well as rise and you may not recover the amount of money you invest. You should not regard any of the information provided in this document as a recommendation to buy or hold shares in AMVESCAP PLC.

If you are in any doubt about the action to be taken, you should immediately consult your stockbroker, solicitor, or accountant or other independent financial adviser authorized under the Financial Services and Markets Act 2000.

If you have sold or transferred your holding of shares in AMVESCAP PLC, please send this document and the accompanying form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

                                  AMVESCAP PLC
                        NOTICE OF ANNUAL GENERAL MEETING
                          TO BE HELD ON APRIL 30, 2003.

Notice of the Annual General Meeting of AMVESCAP PLC to be held at the registered office of AMVESCAP, 7th Floor, 30, Finsbury Square London EC2A 1AG, on April 30 2003 at 11:30 am, is set out on pages 6 to 7 of this document. Shareholders are requested to complete the accompanying form of proxy for use at the Annual General Meeting and return it to the Company's Registrars, Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR so as to be received as soon as possible and, in any event, not later than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude a shareholder from attending and voting in person at the Annual General Meeting.

Arrangements have been made for shareholders to lodge their proxy via the Registrars' website, www.capitaregistrars.com by using the investor code contained on the form of proxy enclosed with this notice. The lodging of a proxy via this means will not preclude a shareholder from attending and voting in person at the Annual General Meeting.

                                  AMVESCAP PLC
              (REGISTERED AND INCORPORATED IN ENGLAND NO. 308372)

Directors:
C.W. Brady (Executive Chairman)
R.D. Adams
Sir John Banham
The Hon. M. D. Benson
J.R. Canion
M.J. Cemo
G.T. Crum
R.H. Graham
H.L. Harris Jr.
D Kessler
B. Longstreth
R.F. McCullough
S.K. West

Secretary:
M.S. Perman

Registered Office:
30 Finsbury Square
London EC2A 1AG

                                                                  March 14, 2003

To holders of Ordinary Shares of 25p each in the capital of the Company

DEAR SHAREHOLDER,
Annual General Meeting

I am writing to invite you to join us at this year's Annual General Meeting of the Company to be held at 11:30 am on Wednesday April 30, 2003 on the 7th Floor of our new corporate headquarters at 30, Finsbury Square, London EC2A 1AG, and to explain the proposals which shareholders are invited to approve at the Annual General Meeting. The formal Notice of Meeting and resolutions to be proposed are set out on pages 6 to 7 of this document.

Directors' Power to Allot Shares

There will be proposed as Resolution 6 a continuance of the directors' authority to allot the present unissued share capital of the Company (up to a maximum of 255,541,564 ordinary shares) comprising approximately 32 per cent of the Company's issued ordinary share capital on March 14, 2003. Resolution 7 will be proposed as a Special Resolution to renew the directors' authority to allot equity securities for cash otherwise than strictly pro-rata to existing shareholders in the case of a rights issue and also otherwise than to existing shareholders up to a maximum of 39,722,900 ordinary shares being approximately 5 percent of the issued ordinary share capital on

March 14, 2003. The authorities conferred by the Resolutions 6 and 7 will lapse on April 29, 2008.

Although the directors have no present intention of utilizing these authorities they would take into account the best interests of shareholders generally in reviewing any future circumstances which would result in the issuance of shares.

Power to Purchase Shares

At the Annual General Meeting a Special Resolution (No.8 ) will be proposed to enable the Company to purchase in the market up to a maximum of 79,445,800 ordinary shares for cancellation (approximately 10.0 percent of the issued share capital) at a minimum price of 25p per share and a maximum price per share of not more than 5 percent above the average of the middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of such purchase.

If approved, the directors will use the authority, which will be conferred by the Resolution, with discretion, and with a view to enhancing shareholder value. Purchases will only be made in the light of market conditions prevailing at the time and where the Directors consider this will result in an increase in earnings per share and will be in the best interests of shareholders generally. Any purchases made by the Company will be announced by no later than 8:30 am on the business day following the transaction.

There are a total of 120,514,618 ordinary shares over which options to subscribe for equity shares outstanding as at March 14, 2003, (being the latest practicable date prior to publication of the enclosed Notice of Annual General Meeting) have been granted under the AMVESCAP Executive No 3 Share Option and AMVESCAP 2000 Share Option Plans, representing 15.17 per cent of the issued share capital at that date. Such options would represent 16.83 per cent of the issued share capital of the Company if the full authority to buy back shares given by Resolution 7 of the Annual General Meeting of April 26, 2002 had been used, and 16.85per cent of the issued share capital of the Company if the full authority being sought pursuant to Resolution 7 in the Notice of Annual General Meeting of April 30, 2003 is used.

Amendments to Articles of Association

There will be proposed as Resolution 9 the adoption of new Articles of Association, in order to bring them in line with current best practice and, in particular, the Uncertified Securities Regulations 2001 and the Combined Code on Corporate Governance. Details of the four principal Board Committees including the Nomination and Board Governance Committee which is responsible for, inter alia, examining board governance and effectiveness, are described in the AMVESCAP 2002 annual report. Resolution 9 will be proposed as a special resolution.

Re-Election of Directors

The directors retiring by rotation are The Hon. Michael D. Benson, Mr Michael J Cemo and Mr Gary T Crum. Special notice has also been given in respect of a resolution to propose for re-election Mr. Stephen K. West, who is over the age of 70 years. Mr. Michael Cemo and Mr. Gary Crum will not be seeking re-election to the board and will retire with effect from the conclusion of the Annual General Meeting. The Hon. Michael Benson and Mr. Stephen West, being eligible, offer themselves for re-election. Biographies for the directors seeking re-election are set out below.

THE HON. MICHAEL D. BENSON 59 Vice Chairman, Chairman, INVESCO Division (UK)

Michael Benson has served as Vice Chairman of the Board of Directors of AMVESCAP since February 2001, a Director of AMVESCAP since 1994, Chief Executive Officer of INVESCO Global since 1997, and Chief Executive Officer of the Asian region from 1994 to 1997. He began his career in the securities industry in 1963 and held senior positions at Lazard Brothers Ltd., Standard Chartered Bank and Capital House Investment Management.

STEPHEN K WEST (74) Non-Executive, USA

Stephen West has served as a Non-Executive Director of AMVESCAP since 1997 Mr. West was a Director of AIM from 1994 through 1997, when AIM was merged with a subsidiary of AMVESCAP. From 1964 to 1998 he was a partner of Sullivan & Cromwell, based in New York and he is presently senior counsel to the firm. Mr West serves on the Boards of Directors of the Pioneer Funds and the Swiss Helvetia Fund, Inc. He is a graduate of Yale University and the Harvard Law School. Mr. West has long specialised in advising investment management firms and international financial institutions. His considerable experience in the financial services sector is considered to be an asset to the Company and that it is accordingly desirable for him to seek re-election. Pursuant to the Companies Act 1985, the appointment of any director over the age of 70 years requires the approval of the Company in general meeting.

Biographies for all the current directors of the Company can be found on page 40 in the AMVESCAP 2002 Annual Report.

Documents available for inspection

Copies of the full terms of the proposed amendments to the Articles of Association of the Company, together with copies of the directors' service contracts with the Company and any of its subsidiaries,and the register of directors' interests are available for inspection by any person at the Company's registered office, 30 Finsbury Square, London EC2A 1AG during normal business hours on any weekday (Saturdays and public holidays excepted) and will also be available at the venue of the Annual General Meeting to any person for at least 15 minutes prior to, and until the conclusion of, the Meeting.

Action to Be Taken

You will find enclosed a form of proxy in respect of the Annual General Meeting. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy and return it so as to reach Capita Registrars (Proxies) PO Box 25, Beckenham, Kent BR3 4BR as soon as possible and, in any event, not later than 48 hours before the time appointed for the Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Meeting.

AMVESCAP can also now offer shareholders the opportunity to cast their votes electronically in respect to the forthcoming AMVESCAP Annual General Meeting on April 30, 2003. AMVESCAP has made arrangements with its registrars, Capita Registrars, to enable shareholders to lodge their proxy via their website at www.capitaregistrars.com. Your proxy card, enclosed with this Notice of Annual General Meeting, will contain your own personal investor code, which you will need in order to register your vote over the web.

Yours faithfully,


------------------------------------
Charles W. Brady, Executive Chairman

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APPENDIX 1

   SUMMARY OF PROPOSED CHANGES TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The current Articles of Association of the Company were adopted on 26 April 2002, since when the Uncertified Securities Regulations 2001 have been introduced. Accordingly, it is proposed that new Articles of Association be adopted to conform with current legislation and best practice. The opportunity is also being taken to remove certain provisions which are redundant or which are merely repetitive of legislation already binding of the Company.

A summary of the principal changes between the current Articles of Association and the proposed new Articles of Association are set out below:

CURRENT ARTICLE NO.   NEW ARTICLE NO.     CHANGE
-------------------   ---------------     ------
9                     9                   The provision prohibiting the purchase
                                          of own shares without class approval
                                          of convertibles has been deleted as it
                                          is no longer a mandatory Listing Rule
                                          articles requirement.

13                    13                  The provision restricting the amount
                                          of commission payable on the issue of
                                          shares has been deleted.

--                    16-20,              These provisions have been adopted to
                                          take into account uncertified shares
                                          in accordance with the Uncertified
                                          Securities Regulations 2001.

24-26, 28, 30-31,     29-31, 33, 35-36,   Consequential changes have been made
59, 147               64, 168             as a result of the Uncertified
                                          Securities Regulations 2001.

--                    65-68               These provisions have been added to
                                          take into account untraced
                                          shareholders.

--                    74, 78, 79          These provisions have been added to
                                          reflect current best practice in the
                                          management of meetings

103                   115                 Amendments have been made to reflect
                                          current best practice in relation to
                                          the disqualification of directors.

--                    116                 This article has been added to take
                                          into account the provisions of the
                                          Combined Code (appended to the Listing
                                          Rules of the UK Listing Authority), so
                                          that directors must submit themselves
                                          for re-election at least every third
                                          annual general meeting after the one
                                          at which he was elected/re-elected.

--                    157                 This article has been added to reflect
                                          current best practice provisions in
                                          relation to directors power to
                                          purchase insurance.

--                    159                 This article has been added as a
                                          consequence of the Electronic
                                          Communications Act 2000, allowing the
                                          affixing of signatures to certificates
                                          and instruments by the mechanical or
                                          electronic means.

                        NOTICE OF ANNUAL GENERAL MEETING
                                   AMVESCAP PLC

NOTICE IS HEREBY GIVEN that the sixty-eighth Annual General Meeting of AMVESCAP PLC will be held on the 7th Floor of the Registered Office of the Company at 30, Finsbury Square, London EC2A 1AG on Wednesday, April 30, 2003 at 11:30 am for the following purposes:-

AS ORDINARY BUSINESS:

1. To receive and adopt the accounts for the year ended December 31, 2002, and the reports of the directors and auditors thereon.

2. To receive and adopt the Report of the Board on Remuneration

3. To declare a final dividend.

4. Election of Directors.

     (a) To re-elect The Hon. Michael D. Benson as a director of the Company, who retires by rotation,

     (b) To re-elect Stephen K. West as a director of the Company, a director over 70 years who is seeking re-election pursuant to Section 293 of the Companies Act 1985.

5. To re-appoint Ernst & Young LLP as auditors to hold office from the conclusion of the meeting to the conclusion of the next meeting at which accounts are laid before the Company, and authorize the directors to fix their remuneration.

AS SPECIAL BUSINESS:

To consider and if thought fit pass the following resolutions of which Resolution 6 will be proposed as an Ordinary Resolution and Resolutions 7, 8 and 9 will be proposed as Special Resolutions.

ORDINARY RESOLUTION

6. THAT, in substitution for all existing authorities, to the extent unused, the directors of the Company be and they are hereby, generally and unconditionally, authorized in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in sub-section (2) of that section) up to an aggregate nominal amount of "L"63,885,391 provided that:

(a) this authority unless renewed or revoked shall expire on April 29, 2008, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

(b) upon the passing of this Resolution, the Resolution passed as Resolution 5 at the Annual General Meeting on April 26, 2002 shall be of no further force or effect (without prejudice to any previous exercise thereof).

SPECIAL RESOLUTIONS

7. THAT subject to the passing of Resolution 6 above:

(a) the directors of the Company be and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash pursuant to the authority conferred on them by such Resolution 6 above as if section 89(1) of that Act did not apply to such allotment provided that the power conferred by this Resolution shall be limited to:

(i) any allotment of equity securities in connection with a rights issue being an offer of equity securities by way of rights to the holders of ordinary shares in the capital of the Company (of any class) on the relevant register on a fixed record date in proportion (as nearly as may be) to the respective holdings of ordinary shares to whom the offer is made (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or record dates or legal or practical problems under the laws of any territory or the requirements of any recognized regulatory body or stock exchange); and

(ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding "L"9,930,725;

(b) this power, unless, renewed, shall expire on April 29, 2008;

(c) the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

(d) upon the passing of this Resolution, the Resolution passed as Resolution 6 at the Annual General Meeting on April 26, 2002 shall be of no further force or effect (without prejudice to any previous exercise thereof); and

8. THAT, the Company is, pursuant to section 166 of the Companies Act 1985, hereby generally and unconditionally authorized to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 25p each in the capital of the Company ("ordinary shares") provided that:

(a) the maximum number of ordinary shares hereby authorized to be purchased is 79,445,800;

(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105 percent of the average of the middle market price shown in the quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire on the earlier of October 29, 2004 and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) upon the passing of this Resolution, the Resolution passed as Resolution 7 at the Annual General Meeting on April 26, 2002 shall be of no further force or effect (without prejudice to any previous exercise thereof).

9. THAT, the new Articles of Association in the form contained in the draft Articles of Association produced to the meeting and initialled by the Executive Chairman for the purposes of identification be adopted as the articles of association of the Company in substitution for and to the exclusion of all previous articles of association.

By Order of the Board
Michael S. Perman, Secretary
March 14, 2003

Registered Office:
30, Finsbury Square
London EC2A 1AG
Registered Number: 308372, England

Notes

1. A person entered on the Register of Members at close of business on April 28, 2003 ("a member") is entitled to attend and vote at the Meeting pursuant toRegulation 34 of the Uncertificated Securities Regulations 1995. Any changes to the Register of Members after such time and date shall be disregarded in determining the rights of any person to attend and/or vote at the Meeting.

2. Every member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company. A form of appointment of proxy is enclosed. Completion and return of a form of proxy does not prevent a member from attending and voting at this meeting.

3. To be effective, the form of appointment of proxy, duly completed and executed, together with any power of attorney or other authority under which it is signed (or a notarially certified copy thereof) must be lodged at the office of the Company's registrars,Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR, by not later than 11:30 am on April 28, 2003.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMVESCAP PLC
                                      --------------------------
                                             (Registrant)

Date:  11  April, 2006                By /s/ Michael S. Perman
      ----------------------             -----------------------
                                              (Signature)

                                           Michael S. Perman
                                           Company Secretary